UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

 Washington, D.C. 20549

Form 6-K

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of November, 2023

Commission File Number: 333-

Zenvia Inc.

(Exact name of registrant as specified in its charter)

Avenida Paulista, 2300, 18th Floor, Suites 182 and 184

São Paulo, São Paulo, 01310-300

Brazil

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ____X____                                                         Form 40-F ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ________                                                                       No ____X____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ________                                                                       No ____X____

Reports Q3 2023 Results

ZENVIA Reports Q3 2023 and 9M 2023 Results

Fifth consecutive quarter with positive Normalized EBITDA, totaling BRL16.5 million with LTM Normalized EBITDA of BRL78.7 million already within the of guidance range for FY 2023

São Paulo, November 16, 2023 – Zenvia Inc. (NASDAQ: ZENV), the leading cloud-based CX platform in Latin America empowering companies to transform their customer journeys, today reported its operational and financial metrics for the third quarter and first nine months of 2023.

Cassio Bobsin, Founder & CEO of ZENVIA, said: “Our results in the third quarter of 2023 further underscore our continued efforts to balance revenue growth with profitability. While the economic environment continues to be challenging, we have been managing to expand our SaaS business among all customer profiles and increasing volumes in CPaaS with healthy margins. Our progress in this third quarter demonstrates our adaptability and strategic foresight as we navigate this evolving market. Currently, we are also integrating SenseData into our operations. As we finish, we will have completed the full integration of acquired companies. For 2024, we will keep integrating the platforms and systems throughout key structuring projects that will enable us to deepen our product bundling and cross-selling capabilities.”

Shay Chor, CFO & IRO of ZENVIA, said: “Our third quarter 2023 results attest that we are successfully navigating the complex Brazilian macroeconomic climate, which can be particularly evidenced by a double-digit sequential increase in SaaS revenues, which we expect to be the foundation for our growth in 2024. Total revenues for the quarter also grew 13% sequentially. The strategic decision to offer more balanced pricing and service level agreements to certain large enterprise customers led to a strong recovery in SMS volumes. We maintained our streak of delivering positive EBITDA, recording BRL16.5 million in the quarter, and marking the fifth quarter in a row of positive Normalized EBITDA. Year-to-date, our EBITDA already totals BRL55.7 million, and we are on track to meet the guidance for the full year. In fact, our LTM EBITDA of BRL78.7 million is already within the range of guidance for FY 2023.”

Key Financial Metrics (BRLMM and %)	Q3 2023	Q3 2022	YoY	9M 2023	9M 2022	YTD
Total Active Customers(1)	13,624	13,976	(2.5%)	13,624	13,976	(2.5%)
Revenues	218.6	180.4	21.2%	590.6	581.8	1.5%
Gross Profit	71.1	74.0	(3.9%)	221.2	199.4	10.9%
Gross Margin	32.5%	41.0%	4.5 p.p.	37.5%	34.3%	9.0 p.p.
Non-GAAP Gross Profit(2)	83.9	86.6	(3.1%)	260.4	230.4	13.0%
Non-GAAP Gross Margin(3)	38.4%	48.0%	(9.6 p.p.)	44.1%	39.6%	4.5 p.p.
Operating Loss (EBIT)	-6.4	-21.0	(69.3%)	-8.6	-79.2	(89.2%)
EBITDA(4)	15.9	-0.2	n.m	55.0	(24.9)	n/m
Loss of the Period	-11.5	-27.8	(58.6%)	-29.3	-80.8	(63.8%)
Normalized EBITDA(5)	16.5	9.9	66.7%	55.7	0.4	n/m
Cash Balance	116.5	121.1	(3.8%)	116.5	121.1	(3.8%)
Net cash flow from (used in) operating activities	16.1	68.1	(76.4%)	148.6	81.5	82.3%
Non-GAAP Operating Cash Flow(5)(6)	5.4	54.5	(90.1%)	123.9	63.0	96.7%

(1)   We define an Active Customer as an account (based on a corporate taxpayer registration number) at the end of any period that was the source of any amount of revenue for us in the preceding three months. We classify a customer from which we generated no revenue in the preceding three months as an Inactive Customer.

(2)    For a reconciliation of our Non-GAAP Gross Profit to Gross Profit, see Selected Financial Data section below.

(3)    We calculate Non-GAAP Gross Margin as Non-GAAP Gross Profit divided by revenue.

(4)    For a reconciliation of our EBITDA to Loss for the Period, see Selected Financial Data section below.

(5)    For a reconciliation of our Normalized EBITDA to Loss for the Period, see Selected Financial Data section below.

(6)    For a reconciliation of our Non-GAAP Operating Cash Flow to Net Cash Flow From (Used In) Operating Activities, see Selected Financial Data section below.

Platform for unified end-to-end customer experience

Reports Q3 2023 Results

Financial Highlights Q3 2023

●Revenues totaled BRL218.6 million, up 13.3% sequentially when compared to BRL192.9 million in Q2 2023 as a result of both SaaS and CPaaS expansion. While SaaS expanded among all customer profiles, CPaaS expanded SMS volumes mainly with large enterprises. YoY, our revenues were up by 21.2% when comparing Q3 2023 with Q3 2022.

●Solid Non-GAAP Gross Profit of BRL83.9 million, stable when compared to Q2 2023 and down 3.1% when compared to Q3 2022, with Non-GAAP Gross Margin decreasing 9.6 p.p. to 38.4% due to lower margins in both segments. The lower Non-GAAP Gross Profit in SaaS is due to the higher comparison basis from large enterprise customers in Q3 2022, while the lower Non-GAAP Gross Profit in CPaaS was due to the opportunity to accelerate revenues and gain market share with certain strategic large enterprise customers, while keeping profitability at healthy levels.

●Total number of active customers reached 13.6k, comprised of 6.8k from SaaS and 7.2k from CPaaS.

●EBITDA was positive BRL15.9 million in Q3 2023, up from negative BRL0.2 million in Q3 2023 and practically stable when compared to Q2 2023. Also, in Q3 2023 we had a BRL 0.6 million impact from non-cash earn-out expenses related to SenseData. Therefore, the Normalized EBITDA for Q3 2023 is BRL 16.5 million, a 66.7% increase from Q3 2022 and up 8.3% when compared to Q2 2023.

Financial Highlights 9M 2023

●Revenues were up 1.5% YoY to BRL590.6 million due to a 12.1% increase in the SaaS business, partially offset by the 3.6% decrease in revenues from the CPaaS business, due to lower SMS volumes in the first six months of the year.

●Strong Non-GAAP Gross Profit of BRL260.4 million, up 13.0% YoY, with Non-GAAP Gross Margin expanding 4.5 p.p. to 44.1%, due to better revenue mix in the period.

●EBITDA evolved to positive BRL55.0 million in 9M 2023 from negative BRL24.9 million in 9M 2022 – an increase of BRL79.9 million. This stronger EBITDA is mainly related to the 10.9% increase of Gross Profit and the execution of our savings plan initiated in July 2022, including the restructuring announced in November 2022 that led to an 8.4% drop in G&A expenses to BRL100.4 million in 9M 2023 from BRL107.5 million in the same period of 2022. This reduced the ratio of G&A as a percentage of revenues to 16.7% in 9M23 from 18.5% in 9M22.

Our Segments

We report Revenues and Non-GAAP Gross Profit broken down by SaaS and CPaaS. We believe this is the best way for all stakeholders to understand our business and growth levers.

SaaS Business

SaaS Key Operational & Financial Metrics (BRLMM and %)	Q3 2023	Q3 2022	YoY	9M 2023	9M 2022	YTD
Total Active Customers(1)	6,780	6,517	4.0%	6,780	6,517	4.0%
Revenues	75.3	73.7	2.2%	211.4	188.5	12.1%
Gross Profit	33.1	35.4	(6.4%)	95.2	87.9	8.2%
Gross Margin	44.0%	47.9%	(3.9) p.p	45.0%	46.6%	(1.6) p.p
Non-GAAP Gross Profit(2)	46.0	48.0	(4.2%)	134.4	118.9	13.0%
Non-GAAP Gross Margin(3)	61.0%	65.1%	(4.1 p.p)	63.6%	63.1%	0.5 p.p
Net Revenue Expansion (NRE)(4)	102%	123%	(21.0 p.p)	102%	123%	(21.0 p.p)

(1)We define an Active Customer as an account (based on a corporate taxpayer registration number) at the end of any period that was the source of any amount of revenue for us in the preceding three months. We classify a customer from which we generated no revenue in the preceding three months as an Inactive Customer.

(2)For a reconciliation of the Non-GAAP Gross Profit of our SaaS business segment to Gross Profit of our SaaS business segment, see Selected Financial Data section below.

(3)We calculate Non-GAAP Gross Margin of our SaaS business segment as Non-GAAP Gross Profit of our SaaS business segment divided by revenue of our SaaS business segment.

(4)We believe that SaaS Net Revenue Expansion (NRE) rate is one of the most reliable indicators of our future revenue trends, as measuring our SaaS Net Revenue Expansion (NRE) rate on revenue generated from our customers provides a more meaningful indication of the performance of our efforts to increase revenue from existing customers. In order to calculate SaaS Net Revenue Expansion (NRE) rate, we first select the cohort of customers on a prior trailing twelve months period, sum up the total revenue of these customers for the applicable twelve-month period and divide this sum by the sum of the total revenue of these same customers on the prior trailing twelve-month period.

Platform for unified end-to-end customer experience

Reports Q3 2023 Results

In Q3 2023, our SaaS business Revenue went up 2.2% YoY to BRL75.3 million, of which BRL58.2 million was recurring-based, compared to BRL73.7 million in Q3 2022, of which BRL58.9 million was recurring-based. When we compare 9M 2023 to 9M 2022, the increase of 12.1% was mainly driven by the full consolidation of Movidesk, which was completed in May 2022. Our SaaS annual recurring revenue (ARR)(5) at the end of September 2023 stood at BRL233 million. Also, our Q3 2023 SaaS revenues increased 11.6% sequentially, from BRL67.5 million in Q2 2023, in all customers profiles, which should be the foundation of our growth for next year.

As expected, in Q3 2023 we noted a double-digit sequential increase in SaaS revenues, mainly in our business with large enterprises, partially reverting the negative impact of the downsell related to macroeconomic activities of the previous couple of quarters, but still not enough to return to Q3 2022 levels.

In terms of our profitability metrics, the Non-GAAP Gross Profit for the quarter went down 4.2% YoY to BRL46.0 million, from BRL48.0 million, due to lower Non-GAAP Gross Profit from large enterprises. In Q3 2023, our SaaS Non-GAAP Gross Margin was 61.0%, down 4.1 percentage points YoY. For the nine months of 2023, our Non-GAAP Gross Profit went up 13.0%, mostly as a result of revenue growth and Movidesk consolidation.

It is worth highlighting the integration of SenseData, which started in the beginning of Q4 2023 with the end of the earn-out period. SenseData teams are already being integrated and we expect to consolidate its platforms and systems throughout 2024.

SaaS Case Study: Imóveis Crédito Real

With over 90 years of experience in the Brazilian market, Crédito Real is a pioneer in the real estate segment and has consistently adapted to evolving trends and client demands. As a result of the pandemic, Crédito Real saw increased demand for digitized services within the sector, with clients looking for faster ways to resolve their issues and even complete an entire rental process digitally and autonomously.

With this in mind, Crédito Real chose Zenvia’s customer experience platform to optimize and automate its WhatsApp service, increase the responsiveness of its channels, and have a complete record of all client contacts integrated with its CRM system. With Zenvia’s platform, Crédito Real integrated more than 14 chatbot journeys to meet demands ranging from rentals, scheduling, notices and evaluation of visits, property rental proposals, documentation transmission, issuance of duplicate bills, maintenance and more.

As a result, almost 30% of the contracts signed will come from WhatsApp leads in 2023. In July alone, more than 139,000 messages sent and received by clients were recorded on this channel. Importantly, the transition to digital service remained humanized, giving the client the option to connect to human service.

"We've managed to design a journey in which the clients can currently send the rental documentation all on their own. Our potential clients tell us what they're looking for, whether it's the neighborhood or the city, and they can even schedule a visit directly via WhatsApp. For Crédito Real, it was key to have a partner who understood our needs. Zenvia was able to tag along the flow we designed and we were able to solve everything possible to speed up our client's service," said Priscila Santos, Project Manager at Imóveis Crédito Real.

(5) ARR is calculated by multiplying the recurring revenue of September 2023 by 12.

Platform for unified end-to-end customer experience

Reports Q3 2023 Results

CPaaS Business

CPaaS Key Operational & Financial Metrics (BRLMM and %)	Q3 2023	Q3 2022	YoY	9M 2023	9M 2022	YTD
Total Active Customers(1)	7,248	7,898	(8.2%)	7,248	7,898	(8.2%)
Revenues	143.3	106.6	34.4%	379.2	393.3	(3.6%)
Gross Profit (BRLMM)	38.0	38.6	(1.6%)	126.0	111.5	13.0%
Gross Margin	26.5%	36.2%	(9.7 p.p)	33.2%	28.4%	4.9 p.p
Non-GAAP Gross Profit (BRLMM)(2)	38.0	38.6	(1.6%)	26.0	111.5	13.0%
Non-GAAP Gross Margin (3)	26.5%	36.2%	(9.7 p.p)	33.2%	28.4%	4.9 p.p

(1)We define an active customer as an account (based on a corporate taxpayer registration number) at the end of any period that was the source of any amount of revenue for us in the preceding three months. We classify a customer from which we generated no revenue in the preceding three months as an inactive customer.

(2) For a reconciliation of the Non-GAAP Gross Profit of our CPaaS business segment to Gross Profit of our CPaaS business segment, see Selected Financial Data section below.

(3)We calculate Non-GAAP Gross Margin of our CPaaS business segment as Non-GAAP Gross Profit of our CPaaS business segment divided by revenue of our CPaaS business segment.

In the CPaaS business, as explained in previous quarters, until H2 2022 we have pushed for profitability, by not engaging in price wars, which led to lower volumes, but also to higher Non-GAAP Gross Profit. Although we understand that the results of this strategy were positive, they were also very specific for the market dynamics at the time. Given our undisputed leadership in the Brazilian SMS market and the more balanced market dynamics, we have been able to leverage on our more efficient cost structure to gain market share with certain strategic large enterprise customers, leading to a strong recovery in profitable SMS volumes while maintaining profitability at healthy levels. We believe that this strategy will help us improve the relationship with these customers, allowing us to also cross sell and up sell.

We reported a 34.4% YoY increase in CPaaS revenues, which totaled BRL143.3 million in Q3 2023, up 14.2% when compared to Q2 2023. YoY. Our Non-GAAP Gross Profit decreased 1.6%, to BRL38.0 million from BRL38.6 million, with Non-GAAP Gross Margin reaching 26.5% in Q3 2023 compared to 36.2% in Q3 2022, down 9.7 percentage points. This is a direct result of our strategy to find the correct balance between volumes and profitability, attesting to our ability to solidify the mature CPaaS business and demonstrating its potential to generate cash, which is instrumental to funding the expansion of our SaaS business.

In line with the company’s vision of offering customers a new world of opportunities through an integrated platform that unites fluid, engaging, and personal experiences, Zenvia initiated a partnership with Google to adopt Google Messages RCS (Rich Communications Service) into Zenvia’s platform. Google’s RCS technology, which is only available for Android devices, offers greater customization of sent messages, end-to-end encryption, and deeper metric analysis over SMS, allowing access to data such as read confirmations, clicks, and interactions. With the broad adoption of Android devices in Brazil, which are part of daily life for millions of Brazilians, RCS is becoming an increasingly relevant channel in marketing and customer service operations.

The program is currently in the pilot stage with certain clients testing RCS messaging on the Zenvia platform. Upon completion of the pilot stage, Zenvia plans to become the benchmark in offering Google Messages RCS to all clients at the same price as SMS contracts, improving the customer journey and providing Zenvia clients with greater insights through smart features and a data-driven approach.

CPaaS Case Study: UniCesumar

UniCesumar is one of the ten largest educational groups in Brazil, with over 400,000 students across 1,000 distance education centers in every Brazilian state, six on-site campuses, and three international hubs. As UniCesumar continued its expansion, it realized that a switch to digital support channels was necessary, as its service operations previously relied entirely on telephone, leading to an overextended customer support team and long waiting times for students trying to get in touch.

Platform for unified end-to-end customer experience

Reports Q3 2023 Results

To solve this issue, UniCesumar leveraged Zenvia’s customer experience platform to send SMS messages directing students to digital channels such as WhatsApp. Now, when students reach out for assistance, they automatically receive a message with the option to complete the service via the digital channel rather than by telephone. Since its implementation, the company has seen a 21% drop in service over the phone, resulting in a significant improvement in service capacity. Digital channels now serve as the main contact tool, with a 101% increase in the take-up on this option from Q1 2023 to Q2 2023. Students are now seeing drastically reduced waiting times, which has led to a drop in the contact abandonment rate and an increase in customer retention.

"We believe in the importance of giving our customers not just one, but several ways to connect with us. This goes far beyond simple telephone service. True innovation lies in the ability to migrate smoothly and efficiently from one channel to another. That's why we've invested in implementing omnichannel in our services. Zenvia has been fundamental in this construction, because through its innovative solutions, we have been able to connect and integrate our platforms, offering our customers various ways of reaching out to UniCesumar," said William Diego Marcondes, Head of Channels at UniCesumar.

Consolidated Financial Results

Revenue

Consolidated revenues in Q3 2023 totaled BRL218.6 million, up 21.2% YoY, mainly reflecting the 34.4% increase in CPaaS revenues related to the expansion in SMS volumes, due to our decision not to participate in price wars in Q3 2022, combined with the increase of 2.2% YoY in our SaaS segment.

Sequentially, revenues went up 13.3%, as a result of the expansion of SMS volumes with certain large enterprise customers in CPaaS, coupled with an increase of 11.6% in SaaS revenues with customers from all size profiles.

Profitability

Our Non-GAAP Gross Profit decreased 3.1% YoY in Q3 2023 to BRL83.9 million, mainly reflecting the increase in large enterprises in CPaaS, which have lower margins, combined with lower results with large enterprises in the SaaS business (as explained above). Non-GAAP Gross Margin went down by 9.6 p.p. to 38.4% in Q3 2023 from 48.0% in Q3 2022, reflecting the higher CPaaS participation in the revenue mix.

EBITDA in Q3 2023 was positive BRL15.9 million, compared to negative BRL0.2 million in Q3 2022. If we compare the first nine months of 2023 and 2022, our EBITDA evolved to positive BRL55.0 million in 2023 from negative BRL24.9 million in 2022 – an increase of BRL79.9 million. This stronger EBITDA is mainly related to the 10.9% Gross Profit increase and the execution of our savings plan initiated in July 2022, including the restructuring announced in November 2022 that led to an 8.4% drop in G&A expenses to BRL100.4 million in 9M 2023 from BRL107.5 million in the same period of 2022. This reduced the ratio of G&A as a percentage of revenue to 16.7% in 9M23 from 18.5% in 9M22.

Cash Management

We ended September 2023 with a solid cash balance of BRL116.5 million, a decrease of 3.8% when compared to the same period of 2022. This solid cash balance represents a direct result of our focus in cash preservation without jeopardizing our sustainable growth, especially with the earn-out negotiations announced in October 26, 2022 and December 21, 2022. The combination of stronger EBITDA and a stricter control of working capital was sufficient to pay for our capital expenditures and debt service of the period.

Platform for unified end-to-end customer experience

Reports Q3 2023 Results

FY 2023 Guidance

FY 2023 Guidance
Revenue (millions)	BRL$830 - $870
Y/Y Growth	9% - 15%

Non-GAAP Gross Margin	42% - 45%
Y/Y Expansion	-2.0p.p. - +1.0p.p.
CPaaS Non-GAAP Gross Margin	~26%
SaaS Non-GAAP Gross Margin	~63%

EBITDA (millions)	BRL$70 - $90

Conference Call

The Company will host a webcast on Friday, November 17, 2023, at 10:00 am ET to discuss its operational and financial metrics. To access the webcast presentation, click here.

Additional information regarding Zenvia can be found at https://investors.zenvia.com.

Contacts

Investor Relations Caio Figueiredo Fernando Schneider ir@zenvia.com	Media Relations – Grayling Lucia Domville – (646) 824-2856 – lucia.domville@grayling.com Fabiane Goldstein – (954) 625-4793 – fabiane.goldstein@grayling.com

Platform for unified end-to-end customer experience

Reports Q3 2023 Results

About ZENVIA

ZENVIA is driven by the purpose of empowering companies to create unique experiences for end-consumers through its unified CX SaaS end-to-end platform. ZENVIA empowers companies to transform their existing customer experience from non-scalable, physical and impersonal interactions into highly scalable, digital-first and hyper-contextualized experiences across the customer journey. ZENVIA’s unified end-to-end CX SaaS platform provides a combination of (i) SaaS focused on campaigns, sales teams, customer service and engagement, (ii) tools, such as software application programming interfaces, or APIs, chatbots, single customer views, journey designers, documents composer and authentication and (iii) channels, such as SMS, Voice, WhatsApp, Instagram and Webchat. Its comprehensive platform assists customers across multiple use cases, including marketing campaigns, customer acquisition, customer onboarding, warnings, customer services, fraud control, cross-selling and customer retention, among others. ZENVIA's shares are traded on Nasdaq, under the ticker ZENV.

Forward-Looking Statements

The preliminary third quarter and first nine months operating results set forth above are based solely on currently available information, which is subject to change. These preliminary operating results constitute forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date they were first issued and were based on current expectations, estimates, forecasts, and projections, as well as the beliefs and assumptions of management. Words such as "expect," "anticipate," "should," "believe," "hope," "target," "project," "goals," "estimate," "potential," "predict," "may," "will," "might," "could," "intend," variations of these terms or the negative of these terms and similar expressions are intended to identify these statements. Forward-looking statements are subject to a number of risks and uncertainties, many of which involve factors or circumstances that are beyond Zenvia’s control. Zenvia’s actual results could differ materially from those stated or implied in forward-looking statements due to several factors, including but not limited to: our ability to innovate and respond to technological advances, changing market needs and customer demands, our ability to successfully acquire new businesses as customers, acquire customers in new industry verticals and appropriately manage international expansion, substantial and increasing competition in our market, compliance with applicable regulatory and legislative developments and regulations, the dependence of our business on our relationship with certain service providers, among other factors.

Our SaaS Portfolio

Zenvia has evolved its product portfolio organically and through acquisitions. Our platform now provides four SaaS solutions designed for each phase of the customer journey, starting with the first interaction with the brand all the way to a continuous relationship with the company. The SaaS segment carries higher Gross Margins and is the business from which most of our growth will come in the future. More than half of our margin already comes from our SaaS solutions, compared to three years ago when this percentage was zero.

Solution	Former	Focus
Zenvia Attraction	Zenvia Campaign	Active multi-channel end-customer acquisition campaigns utilizing data intelligence and multi-channel automation
Zenvia Conversion	Sirena	Converting leads into sales using multiple communication channels
Zenvia Service	Movidesk	Enabling companies to provide amazing customer service with structured support across multiple channels
Zenvia Success	Sensedata	Enabling companies to continuously engage customers based on their individual context, promoting healthy and long-lasting relationships, transforming data into insights
Consulting	D1	A Business Intelligence team that serves customer needs – mainly larger corporations - by using SaaS and CPaaS integrated and taylor-made solutions to enhance the end-consumer experience

Our SaaS solutions can be used alone or combined, allowing companies to start a program in a matter of minutes, or they can go all the way to a fully integrated, automated, and intelligent customer journey. We also provide CX Tools that can be used to integrate and automate the customer experience in various ways. Our main tools are Application Programming Interface (APIs), a robot-like software program that performs automated, repetitive, pre-defined tasks (Bots), Natural-language understanding (NLU) and tools that enable companies to manage documents securely and safely during the end-consumer journey (Docs). The Quantum platform connects all our solutions and tools with the client’s systems and processes. Companies can access our platform and start choosing from any solution or tool. As they go deeper into adopting multiple parts of the platform, we can break down all CX barriers and unlock the true potential for end customers.

Platform for unified end-to-end customer experience

Reports Q3 2023 Results

SELECTED FINANCIAL DATA

The following selected financial information are preliminary, unaudited and are based on management's initial review of operations for the third quarter and first nine months of 2023.

	Q3			9M
	2023	2022	Variation	2023	2022	Variation
	(non audited)	(non audited)		(non audited)	(non audited)
	(in thousands of R$)		(%)	(in thousands of R$)		(%)
Revenue	218,597	180,351	21.2%	590,563	581,829	1.5%
Cost of services	(147,499)	(106,374)	38.7%	(369,380)	(382,380)	(3.4%)
Gross profit	71,098	73,977	(3.9%)	221,183	199,449	10.9%
Selling and marketing expenses	(29,252)	(34,389)	(14.9%)	(81,501)	(90,579)	(10.0%)
General and Administrative expenses	(29,696)	(33,158)	(10.4%)	(98,491)	(107,498)	(8.4%)
Research and development expenses	(14,898)	(17,395)	(14.4%)	(40,011)	(46,588)	(14.1%)
Allowance for credit losses	(2,461)	(1,044)	135.7%	(8,001)	(5,041)	58.7%
Other income and expenses, net	(1,239)	(8,976)	n.m	(1,773)	(28,960)	n.m
Operating loss	(6,448)	(20,985)	(69.3%)	(8,594)	(79,217)	(89.2%)
Financial expenses	(19,885)	(24,169)	(17.7%)	(55,734)	(55,647)	0.2%
Finance income	8,520	6,956	22.5%	15,132	28,506	(46.9%)
Financial expenses, net	(11,365)	(17,213)	(34.0%)	(40,602)	(27,141)	49.6%
Loss before income tax and social contribution	(17,813)	(38,198)	(53.4%)	(49,196)	(106,358)	(53.7%)
Deferred income tax and social contribution	7,323	10,793	(32.2%)	23,943	26,678	(10.3%)
Current income tax and social contribution	(1,013)	-399	153.9%	(4,019)	(1,122)	258.2%
Loss for the period	(11,503)	(27,804)	(58.6%)	(29,272)	(80,802)	(63.8%)

Platform for unified end-to-end customer experience

Reports Q3 2023 Results

	September 30, 2022 (non-audited)	December 31, 2022 (audited)	September 30, 2023 (non-audited)
Assets
Current assets	310,124	313,184	391,683
Cash and cash equivalents	121,093	100,243	116,507
Financial Investment	-	8,160	-
Trade and other receivables	147,413	156,012	226,572
Tax assets	30,266	35,579	32,335
Prepayments	5,511	6,369	5,666
Other assets	5,841	6,821	10,603

Non-current assets	1,578,531	1,490,939	1,489,937
Tax assets	195	107	-
Prepayments	2,539	2,207	1,370
Financial Investment	7,831	-	-
Property, plant and equipment	19,413	19,590	15,094
Intangible assets and goodwill	1,521,321	1,377,232	1,357,685
Deferred Tax Assets	27,193	91,769	115,778
Other Assets	39	34	10

Total assets	1,888,655	1,804,123	1,881,620

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Reports Q3 2023 Results

	September 30, 2022 (non-audited)	December 31, 2022 (audited)	September 30, 2023 (non-audited)
Liabilities
Current liabilities	461,152	476,337	745,219
Loans, borrowings and Debentures	86,900	89,541	87,499
Trade and other payables	232,957	264,728	433,344
Liabilities from acquisitions	70,214	60,778	139,703
Tax liabilities	15,665	17,046	17,217
Employee benefits	42,085	35,039	47,718
Lease liabilities	1,718	1,992	2,051
Deferred revenue	11,218	6,873	16,471
Taxes to be paid in installments	395	340	230
Derivative and Financial Instruments	-	-	986

Non-current liabilities	305,243	374,546	212,463
Liabilities from acquisitions	209,131	290,852	189,859
Trade and other payables	1,260	1,092	-
Loans, borrowings and Debentures	91,398	77,293	18,944
Lease liabilities	2,431	2,824	1,268
Provisions for tax, labor and civil risks	481	1,969	1,636
Taxes to be paid in installments	503	454	321
Employee Benefits	39	62	435

Equity	1,122,260	953,240	923,938
Capital	957,525	957,525	957,525
Reserves	261,186	244,913	247,761
Translation reserve	-	9,485	6,630
Accumulated losses	(96,317)	(258,587)	(288,071)
Non-controlling interests	(134)	(96)	93
Total equity and liabilities	1,888,655	1,804,123	1,881,620

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Reports Q3 2023 Results

	Q3		9M
	2023 (non-audited)	2022 (non-audited)	2023 (non-audited)	2022 (non-audited)
	(in thousands of R$)

Net cash from (used in) operating activities	16,063	68,116	148,633	81,538
Net cash used in investing activities	(15,632)	(21,938)	(33,070)	(341,361)
Net cash from (used in) financing activities	(28,283)	(48,421)	(98,197)	(183,628)
Exchange rate change on cash and cash equivalents	1,780	3,177	(1,102)	(17,687)
Net (decrease) increase in cash and cash equivalents	(26,072)	934	16,264	(461,138)

	Interest	September 30, 2022 (non-audited)	December 31, 2022 (audited)	September 30, 2023 (non-audited)
(in thousands of R$)
Working capital	100% CDI+2.40% to 6.55% and 8.60% to 12.95%	137,298	125,834	87,112
Debentures	18.16%	41,000	41,000	19,331
Total		178,298	166,834	106,443

Special Note Regarding Non-GAAP Financial Measures

This press release presents certain non-GAAP financial measures, which are not recognized under IFRS, specifically Non-GAAP Gross Profit, Non-GAAP Gross Margin, Non-GAAP Gross Profit for our SaaS business segment, Non-GAAP Gross Profit for our CPaaS business segment, Non-GAAP Gross Margin for our SaaS business segment, Non-GAAP Gross Margin for our CPaaS business segment, EBITDA, Normalized EBITDA and Non-GAAP Operating Cash Flow. A non-GAAP financial measure is generally defined as one that purports to measure financial performance but excludes or includes amounts that would not be so adjusted in the most comparable GAAP measure. Non-GAAP financial measures do not have standardized meanings and may not be directly comparable to similarly-titled measures adopted by other companies. These non-GAAP financial measures are used by our management for decision-making purposes and to assess our financial and operating performance, generate future operating plans and make strategic decisions regarding the allocation of capital. We also believe that the disclosure of our Non-GAAP Gross Profit, Non-GAAP Gross Margin, Non-GAAP Gross Profit for our SaaS business segment, Non-GAAP Gross Profit for our CPaaS business segment, Non-GAAP Gross Margin for our SaaS business segment, Non-GAAP Gross Margin for our CPaaS business segment, EBITDA, Normalized EBITDA and Non-GAAP Operating Cash Flow provides useful supplemental information to investors and financial analysts and other interested parties in their review of our operating performance. Potential investors should not rely on information not recognized under IFRS as a substitute for the IFRS measures of earnings, cash flows or profit (loss) in making an investment decision.

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Reports Q3 2023 Results

The following table shows the reconciliation for our consolidated Non-GAAP Gross Profit and consolidated Non-GAAP Gross Margin:

	Q3		9M
Consolidated	2023 (non-audited)	2022 (non-audited)	2023 (non-audited)	2022 (non-audited)
	(in thousands of R$)
Gross profit	71,098	73,977	221,183	199,449
(+) Amortization of intangible assets acquired from business combinations	12,850	12,633	39,211	31,010
Non-GAAP Gross Profit(2)	83,948	86,610	260,394	230,459
Revenue	218,597	180,351	590,563	581,829
Gross margin(3)	32.5%	41.0%	37.5%	34.3%
Non-GAAP Gross Margin(4)	38.4%	48.0%	44.1%	39.6%

(1)  We calculate Non-GAAP Gross Profit as gross profit plus amortization of intangible assets acquired from business combinations.

(2)  We calculate gross margin as gross profit divided by revenue.

(3)  We calculate Non-GAAP Gross Margin as Non-GAAP Gross Profit divided by revenue.

The following tables shows the reconciliation for the Non-GAAP Gross Profit and Non-GAAP Gross Margin for our SaaS and CPaaS business segments:

	Q3		9M
SaaS Segment	2023 (non-audited)	2022 (non-audited)	2023 (non-audited)	2022 (non-audited)
	(in thousands of R$)
Gross profit	33,105	35,357	95,165	87,917
(+) Amortization of intangible assets acquired from business combinations	12,850	12,633	39,211	31,010
Non-GAAP Gross Profit(2)	45,955	47,990	134,376	118,926
Revenue	75,324	73,738	211,373	188,524
Gross margin(3)	44.0%	47.9%	45.0%	46.6%
Non-GAAP Gross Margin(4)	61.0%	65.1%	63.6%	63.1%

(1)We calculate Non-GAAP Gross Profit for our SaaS business segment as gross profit for our SaaS business segment plus amortization of intangible assets acquired from business combinations for our SaaS business segment.

(2)We calculate gross margin for our SaaS business segment as gross profit for our Saas business segment divided by revenue of our SaaS business segment.

(3)We calculate Non-GAAP Gross Margin for SaaS business segment as Non-GAAP Gross Profit for our SaaS business segment divided by revenue for our SaaS business segment.

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Reports Q3 2023 Results

	Q3		9M
CPaaS Segment	2023 (non-audited)	2022 (non-audited)	2023 (non-audited)	2022 (non-audited)
	(in thousands of R$)
Gross profit	37,993	38,620	126,018	111,532
(+) Amortization of intangible assets acquired from business combinations	0	0	0	0
Non-GAAP Gross Profit(2)	37,993	38,620	126,018	111,532
Revenue	143,274	106,613	379,190	393,305
Gross margin(3)	26.5%	36.2%	33.2%	28.4%
Non-GAAP Gross Margin(4)	26.5%	36.2%	33.2%	28.4%

(1)We calculate Non-GAAP Gross Profit for our CPaaS business segment as gross profit for our CPaaS business segment plus amortization of intangible assets acquired from business combinations for our CPaaS business segment.

(2)We calculate gross margin for our CPaaS business segment as gross profit for our CPaaS business segment divided by revenue of our CPaaS business segment.

(3)We calculate Non-GAAP Gross Margin for CPaaS business segment as Non-GAAP Gross Profit for our CPaaS business segment divided by revenue for our CPaaS business segment.

The following table shows the reconciliation for our EBITDA and Normalized EBITDA:

	Q3		9M
	2023 (non-audited)	2022 (non-audited)	2023 (non-audited)	2022 (non-audited)
	(in thousands of R$)
Loss for the period	(11,503)	(27,804)	(29,272)	(80,802)
Current and Deferred Income Tax	(6,310)	(10,394)	(19,924)	(25,556)
Financial expenses, net	11,365	17,213	40,602	27,141
Depreciation and Amortization	22,302	20,828	63,623	54,363
EBITDA	15,854	(157)	55,029	(24,854)
Adjusted EBITDA	15,854	(157)	55,029	(24,854)
Earn-outs	630	10,067	630	25,357
Normalized EBITDA	16,484	9,910	55,659	503

(1)We calculate EBITDA as loss for the period adjusted by income tax and social contribution (current and deferred), financial expenses, net and depreciation.

(2)We calculate Normalized EBITDA as loss for the period adjusted by income tax and social contribution (current and deferred), financial expenses, net and depreciation and amortization plus non-cash impacts from earn-out adjustments.

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Reports Q3 2023 Results

The following table shows the reconciliation for our Non-GAAP Operating Cash Flow:

	Q3 2023	Q3 2022	9M 2023	9M 2022
Net cash flow from (used in) operating activities	16,063	68,116	148,633	81,538
(-) Interest paid on loans and leases (paying interest and leases)	4,930	8,351	16,490	22,734
(-) Net cash used in investment activities	(15,632)	(21,938)	(33,070)	(341,361)
(-) Redemption of interest earning bank deposits	0	0	(8,160)	0
(-) Acquisition of subsidiary, net of cash acquired	0	0	0	300,075
Non-GaaP Operating Cash Flow (OCF)	5,361	54,529	123,893	62,986

(1)  We believe that Non-GAAP Operating Cash Flow is a good index to measure operational cash generation.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: November 16, 2023

Zenvia Inc.

By:	/s/ Cassio Bobsin
Name: Cassio Bobsin
Title: Chief Executive Officer